SAMSON OIL & GAS LIMITED PRESENTATION AT THE ANNUAL GENERAL MEETING

DENVER NOVEMBER 18TH 2010

Samson Oil & Gas Limited (NYSE AMEX: SSN; ASX: SSN) CEO Mr. Terry Barr presented at the Company’s Annual General Meeting held in Perth, Western Australia on November 18th, 2010.

The presentation is available on the Company’s website: www.samsonoilandgas.com.au

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

TERRY BARR Managing Director	For further information please contact Terry Barr CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 332 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.20 per ADS on November 17th, 2010 the company has a current market capitalization of approximately US$116.05 million.  Correspondingly, based on the ASX closing price of A$0.063 on November 17th, 2010, the company has a current market capitalization of A$121.43 million.  The options have been valued at their closing price of A$0.05 on November 17th, 2010 and translated to US$ at the current exchange of 0.9763 for the purposes of inclusion in the US$ market capitalization calculation.

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.